[UPS Letterhead]
January 23, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Daniel Morris, Division of Corporation Finance

Re:	United Parcel Service, Inc.
Definitive 14A
Filed March 19, 2007
File No. 001-15451
Dear Mr. Morris:
     We have set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) to your letter dated December 10, 2007, concerning the United Parcel Service, Inc. (the “Company”) proxy statement for the 2007 Annual Meeting of Shareowners.
     For your convenience, we have repeated each comment prior to the response.

Comment 1:	We note your response to prior comment 5. You state that you will provide “additional disclosure with respect to the categories of individual performance considered” by the compensation committee. Please confirm that you will also disclose for each named executive officer the specific contributions which were considered by the compensation committee. In addition, please confirm that you will discuss how the contributions factored into your specific compensation decisions.

Response 1:	We confirm that, to the extent the compensation committee considered specific contributions of each named executive officer, we will disclose for each such named executive officer the specific contributions which were considered by the compensation committee in determining 2007 annual compensation. Further, we confirm that we will discuss how the contributions factored into the compensation committee’s specific compensation decisions.

Securities and Exchange Commission
January 23, 2008

Comment 2:	We note your response to prior comment 6 and specifically that you “undertake to further describe target award levels for each named executive officer.” Please confirm that you will disclose the performance targets for the MIP and LTIP in future filings. If you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 6 for additional guidance, as appropriate.

Response 2:	At the time of the filing of our 2007 proxy statement, we concluded that disclosure of the specific numerical performance targets that were based on our confidential business plans for MIP and LTIP was not necessary to provide investors with a material understanding of these compensation arrangements. However, in light of our discussions with the Commission, we confirm that we will disclose in future filings: (1) the numerical performance targets, as applicable, for the MIP (noting that certain MIP business elements do not have numerical targets); and (2) the range of performance targets for growth in consolidated revenue and consolidated operating return on invested capital for the LTIP, with an example of the combination of performance targets that would result in a 100% payout under the LTIP.
     Please feel free to call the undersigned at (404) 828-4729 with any questions concerning our responses to the staff’s comments.

Very truly yours,
/s/ Teri P. McClure
Teri P. McClure
Senior Vice President, General Counsel and Secretary